UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: October 25, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 25, 2011, entitled “Announcement on Progress In Relation to the Discloseable Transaction Involving Contributions to Bridas Corporation and the Possible Acquisition by Bridas Corporation”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT ON PROGRESS IN RELATION TO
THE DISCLOSEABLE TRANSACTION INVOLVING CONTRIBUTIONS TO BRIDAS CORPORATION AND THE POSSIBLE ACQUISITION BY BRIDAS CORPORATION

Reference is made to the announcement of CNOOC Limited (the “Company”) dated 28 November 2010 (the “Announcement”) in relation to a discloseable transaction involving the Company making contributions to Bridas Corporation and the Proposed Acquisition by Bridas Corporation. Terms used in this announcement shall, unless the context otherwise requires, have the same meanings as defined in the Announcement.

As at 25 October 2011, certain regulatory approvals, being part of the conditions precedent to the completion of the Proposed Acquisition, had not been obtained. If any condition precedent is not satisfied on or before 1 November 2011, each party to the Proposed Acquisition will have the right to terminate the Proposed Acquisition, unless all parties agree otherwise to an extension of time. If the Proposed Acquisition were to be terminated by either party, the Seller would be required to repay Bridas Corporation the deposit of $3.53 billion received at the end of 2010.

The Company will issue further announcement(s) as and when required under the Listing Rules.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 25 October 2011

As at the date of this announcement, the Board comprises of:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang